SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 26, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 26, 2007

TAM Receives its First Airbus A340-500

Aircraft with a capacity of 267 passengers will be used for operations on the new international flight to Frankfurt

São Paulo, October 26, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) today receives its first Airbus A340-500. The company will use the aircraft on its new daily flight to Frankfurt, Germany, beginning November 30. With this new aircraft, TAM now has 94 Airbus aircraft (15 A319, 66 A320, 2 A321, 10 A330 and 1 A340).

The A340-500 is an aircraft used on long-haul flights, equipped with four Rolls-Royce engines. The model received by TAM can carry up to 267 passengers -- 42 in Business Class and 225 in Economy.

TAM has already received 21 aircraft this year -- 17 in the A320 family (A319, A320 and A321), 1 A340 and 3 MD-11s. With this A340, the company will have an operational fleet of 110 aircraft -- 94 Airbus models, 13 F-100s and 3 MD-11s. The company plans to end 2007 with 111 aircraft and forecasts a fleet of 136 aircraft by the end of 2011.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.